Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)
April 11, 2010
Dear Colleague:
I want to share some exciting news with you about our company. Today we entered into a definitive agreement to merge with Mirant Corporation in an all-stock transaction. The combined company, which will be named GenOn Energy, will be one of the largest independent power producers in the U.S. with approximately 24,700 megawatts of capacity. GenOn Energy’s corporate headquarters will be located here in Houston, with a portion of the Company’s commercial operations and attendant support personnel based in Atlanta. A copy of the press release is attached for your review.
As you know, our vision is to “be the best performing, best positioned generator of electricity in competitive markets.” This transaction is a significant step toward achieving that vision. The combination is a true merger of equals and brings together two organizations of similar size and financial strength. Importantly, we share a common strategic vision and a focus on operational excellence. By merging our respective companies, we will add diversity to our generation fleet and have a stronger presence in key competitive markets. GenOn Energy’s increased scale will also provide for a more efficient support infrastructure as well as enhanced financial strength and flexibility — both of which are important to navigate through industry cycles and fluctuations in commodity prices.
The leadership of GenOn Energy will be comprised of individuals from both RRI Energy and Mirant. GenOn Energy’s Board of Directors will have equal representation from both RRI Energy and Mirant. Ed Muller, the chairman and chief executive officer of Mirant, will become GenOn Energy’s chairman and CEO. I will be the president and COO and am to succeed Ed as CEO in 2013. The GenOn Energy executive leadership team is listed on the attached chart. I expect additional members of the GenOn Energy leadership team to be identified within the next 60 days. You will be provided more detail on the impact of the transaction on you personally within this timeframe as well.
I understand that you will likely have many questions. Throughout this process, I am committed to treating all employees fairly and to keeping you informed of new developments. To that end, I would like to invite you to join me on Tuesday, April 13, at 11:00 am CT for an all-employee meeting/webcast to learn more about this transaction. For those able to join in person, the meeting will be held at Hilton Americas in Houston. For those of you who are unable to participate at the scheduled time, an audio webcast of the meeting will be available on the RRI intranet and a video will also be posted following the event’s conclusion.
Ed Muller will be traveling to Houston so that we can both speak with you again together. We will host another RRI all-employee meeting in the same location on Thursday, April 15th at 2:00 pm CT. As with Tuesday’s meeting, this will be available on the intranet for those who are unable to attend in person. I also encourage you to visit www. rrienergy.com for more information on the transaction.

The close of the transaction is expected to occur before the end of the year. Until that time, it is important that we continue to operate as two independent companies. During this period, I ask that you focus on your day-to-day responsibilities. For the most part, it will be business as usual.
Thank you for your hard work and commitment to RRI Energy. This is a very exciting time to be part of the RRI Energy team, and I look forward to the many opportunities ahead.
Sincerely,
Mark M. Jacobs
President & CEO
Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and RRI Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

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